Thomas Harman

Partner

+1.202.373.6725

thomas.harman@morganlewis.com

Via EDGAR Correspondence

February 23, 2024

Eileen Smiley

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Morgan Stanley Portfolios, Series 71 (the “Registrant”)
File No. 333-276480

Dear Ms. Smiley:

This letter responds to comments provided in a letter dated February 7, 2024, and additional comments provided by telephone discussion on February 22, 2024, with respect to the Registrant’s Registration Statement on Form S-6. The Registration Statement, which was filed on January 12, 2024, includes one underlying unit investment trust portfolio, AI Enablers & Adopters Strategy (the “Trust”). Summaries of the comments and responses thereto on behalf of the Registrant are provided below. Where a comment has been addressed, such edit has been incorporated throughout the Registration Statement.

INVESTMENT SUMMARY

Investment Concept and Selection Process (pages 2-3)

1.	Comment: The disclosure explaining what constitutes companies that may benefit from their enablement or adoption of artificial intelligence technology (AI) is overly generalized and vague.

a. Please enhance the disclosure to clarify in plain English, the selection criteria and analysis MS&Co Research used to identify “Enablers” and “Adopters” for inclusion in its report titled “Mapping AI Diffusion” (the “Report”). For example, does the term “Enabler” refer solely to companies developing AI technologies and were companies screened and ranked based on a specific percentage of their assets dedicated to AI development or chosen based on a certain percentage of their revenue derived from the development of AI technology. Also, explain how the “Adopters” were screened and identified (e.g., based on revenue derived from products using AI technology).

Morgan, Lewis & Bockius LLP

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b. Please enhance the disclosure to clarify in plain English what criteria the analysts of MS&Co. Research used to rank the “Enablers” and “Adopters” to classify AI as “Core to Thesis” or “Significant” to those companies.

c. Please generally revise the disclosure of the analyst surveys to describe this process in plain English.

d. As discussed supplementally, please also clarify (i) the extent to which quantitative factors are considered by analysts, (ii) the plain English meaning of the phrase “investment case”, and (iii) how the “Core to Thesis” and “Significant” rankings are distinguished from one another by way of improved disclosure and an example.

Response:     The Registrant has updated the above-referenced disclosure to provide the requested clarifications and plain English revisions.

2.	Comment: The carryover paragraph on Page 3 describes the resulting portfolio that will be created on the Deposit Date. Because the name of the Fund includes AI that refers to a type of investment in specific types of companies, please add an 80% policy that the Fund will invest 80% of its net assets (plus borrowings for investment purposes) in securities of issuers that are AI Enablers or Adopters.

Response:     The Registrant has revised the above-referenced disclosure in accordance with the related comment.

3.	Comment: In the first full paragraph on Page 3, please add disclosure how the securities in the portfolio, on the date of deposit, will be weighted. For example, in the first full paragraph on Page 11, you state that the initial weighting of securities chosen for the portfolio will be equally dollar weighted “to the extent practicable.” As discussed in later comments regarding disclosure about how weightings may change, also add disclosure that the weightings could change after the Deposit Date and cross-reference to the section where why and how these weighting changes could occur are discussed.

Response:      The Registrant has revised the above-referenced disclosure in order to clarify that relative weightings among portfolio securities may change following the initial deposit date.

4.	Comment: The first full paragraph on Page 3 states that the Fund “invests significantly in communication services companies, financial companies, and information technology companies.” Please clarify in the disclosure the meaning of the phrase "invests significantly.” Also, confirm if the Fund’s holdings will be concentrated in any industry or group of industries. If the holdings will be concentrated, add concentration disclosure in the risk disclosure. If the holdings are not expected to be concentrated, explain how the security selection process ensures this outcome.

Response: The Registrant has revised the above-referenced disclosure to clarify that the phrase “invests significantly” means exposure to a specific industry of at least ten percent of the portfolio’s net assets, and further, to clarify that the Fund’s holdings will be concentrated in information technology companies.

5.	Comment: Please identify on the date of deposit the industries that the Fund will significantly invest in and add summary risk disclosure for all of the identified industries, in addition to the information technology companies, in the summary risk section.

Response: The Registrant has revised the above-referenced disclosure to identify the industries that the Fund will significantly invest in and has included references to the section in the prospectus where the corresponding risk disclosures are presented.

Principal Risk Factors, Pages 3-4

6.	Comment: Please revise and reorganize the “Principal Risks” section to discuss each principal risk of the Fund individually. Consider using bolded headers to clearly identify each principal risk.

Response: The Registrant has updated the above-referenced disclosure to include bolded headers for purposes of more clearly identifying the principal risks discussed in that section.

7.	Comment: There is no specific disclosure about the unique risks of investing in securities of companies engaged in the development and adoption of AI which is the principal strategy of this Fund. Please add summary and enhanced disclosure about the specific risks of investing in securities of companies engaged in the development or adoption of AI, including, without limitation, the risk of new and changing U.S. and foreign government regulation of AI development and its use in different industries.

Response: The Registrant has updated both the “Principal Risks” section and the “Risk Factors” section to include disclosure discussing the specific risks of investing in securities of companies engaged in the development or adoption of AI.

8.	Comment: The fourth full paragraph of this section on Page 3 includes summary risk disclosure about the Fund’s significant investment in information technology companies. However, as noted above in Comment 4, the prospectus states that the Fund also invests significantly in communication services and financial companies. Once the principal industries in which the Fund will invest on the deposit date are identified, please include summary risk disclosure about all of those identified industries or types of companies, in addition to information technology companies.

Response: The Registrant has revised the above-referenced disclosure to note the Fund’s concentration in information technology companies, as well as its significant investments in communication services and financial companies, however since the form requirements applicable to a unit investment trust do not require a summary risk disclosure, the foregoing update language will cross-reference the risk discussion under “Risk Factors”.

9.	Comment: The fifth full paragraph of this section on Page 3 includes summary risk disclosure resulting from the Fund’s investments in foreign securities. The first full paragraph on Page 2 in the section entitled “Investment Concept and Selection Process,” states that the Fund may invest in securities of issuers located in emerging markets countries. The summary risk disclosure does not contain any specific disclosure regarding the additional risks of investing in emerging markets as is included later on Page 16. Please conform the risk disclosure to the strategies in the summary and, if investments in emerging markets will be a principal strategy, add disclosure in the summary risk section that details the increased risk of investments in emerging markets.

Response: The Registrant has revised the above-referenced disclosure to include a summary of the additional risks associated with investments in emerging market securities.

DESCRIPTION OF THE TRUST

Objective of the Trust (page 11)

10.	Comment: The second full paragraph of this section describes reasons why the Fund may not realize the same performance of the underlying securities identified in the Report, including due to “unequal weighting of Securities”. However, the first full paragraph of this section states that the initial weighting of securities at the time of deposit will be equally dollar weighted “to the extent practicable.” Please reconcile this disclosure and consider adding disclosure to the first full paragraph that the weightings could change after the time of deposit and the reasons for those changes in an unmanaged Fund.

Response: The Registrant has reconciled and enhanced the above referenced disclosure in accordance with the comment.

11.	Comment: Different sections of the prospectus, including the section entitled “Structure and Offering” on Page 11 and the section entitled “The Portfolio” on Page 12 include references to when security weightings can be reduced, differ or change. Consider adding a statement that the weightings could change after the initial deposit and consolidating the disclosure of when and why such weightings changes could occur in an appropriate place in the prospectus.

Response:     The Registrant has updated the above-referenced disclosure in accordance with the above comment

The Portfolio (page 12-13)

12.	Comment: The third full paragraph states ‘[b]ecause certain of the Securities from time to time may be sold, or their percentage may be reduced under certain limited circumstances described below . . ..” As discussed in Comment 11, once the disclosure regarding when and why weighting changes could occur is consolidated, please cross reference to a specific section of the prospectus where this item is discussed rather than stating it is discussed below.

Response:    The Registrant has updated the above-referenced disclosure in accordance with the comment.

RISK FACTORS, Pages 13-21

13.	Comment: As referenced in Comment 7, please add disclosure in an appropriate location about the specific risks of investing in securities of companies engaged in the development and/or adoption of AI technologies, including, without limitation, the risk of new and changing U.S. and foreign government regulation of AI development and use in different industries.

Response: The Registrant has updated the “Risk Factors” section to include a discussion of the specific risks associated with investing in securities of companies engaged in the development and/or adoption of AI technologies.

CONTENTS OF THE REGISTRATION STATEMENT, PAGE S-1

14.	Comment: Please add the undertaking required by Section 15(d) of the Securities Exchange Act of 1934. See General Instruction 3(a)(3) of Form S-6.

Response: The Registrant intends to submit an amended Registration Statement which will include the above referenced undertaking.

15.	Comment: If the Registrant may indemnify a director, officer, or controlling person against liabilities arising under the Securities Act of 1933 (“Securities Act”), please add an undertaking to the registration statement that states the indemnification language of Rule 484 under the Securities Act of 1933.

Response: The Registrant intends to submit an amended Registration Statement which will include the above referenced undertaking.

* * * * * * * * * *

We hope the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact the undersigned at (202) 373-6725 if you have any questions concerning the foregoing.

Sincerely,

/s/ Thomas Harman
Thomas Harman, Esq.

cc: Michael B. Weiner, Esq.